

June 8, 2010

Mr. Christopher J. Eperjesy
Vice President – Finance, Chief Financial Officer and Treasurer
Twin Disc, Inc.
1328 Racine Street
Racine, WI 53403

   Re: Twin Disc, Inc.
     Form 10-K for the Fiscal Year Ended June 30, 2009
     Filed September 11, 2009
     File No. 001-07635

Dear Mr. Campbell:

   We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Kevin L. Vaughn
        Accounting Branch Chief